SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             TICKETMASTER GROUP, INC.
         --------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   88633U 10 3
         --------------------------------------------------------------
                                 (CUSIP Number)


                                 THOMAS J. KUHN
                     USA NETWORKS, INC. (FORMERLY HSN, INC.)
                              152 WEST 57TH STREET
                               NEW YORK, NY 10019
                                 (212) 247-5810
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 10, 1998
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                    Note: Six copies of this statement, including all
                 exhibits, should be filed with the Commission. See Rule
                13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 4 Pages

             This Report on Schedule 13D constitutes Amendment No. 2 ("Amendment No. 2") to the Original Report on Schedule 13D filed by the Reporting Person on July 28, 1997 (as amended, the "Schedule 13D"). Capitalized terms used and not defined herein have the meanings provided in the Original Report on Schedule 13D.



ITEM 4. PURPOSE OF THE TRANSACTION.

             The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

             On March 10, 1998, USA Networks, Inc. (formerly HSN, Inc.) ("USAi") issued a press release announcing that it has reached an agreement in principle (the "Agreement") with the Ticketmaster Group, Inc. ("Ticketmaster") board of directors regarding the economic terms of a merger transaction between USAi and Ticketmaster. The Agreement would provide Ticketmaster shareholders with .563 of a share of USAi common stock for each share of Ticketmaster common stock in a tax free merger transaction. The Agreement is subject to negotiation and board approval of definitive documentation, including as to structure, which the parties expect to complete promptly. The merger will also be subject to approval by the stockholders of Ticketmaster. A copy of the press release is attached hereto as an exhibit and the foregoing description of the press release is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The information contained in Item 6 of the Schedule 13D is hereby amended by reference to the information set forth in Item 4 of this Amendment No. 2, which is hereby incorporated by reference herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed as part of this Schedule 13D:

          (1)Press Release of USA Networks, Inc., dated March 10, 1998.



                               Page 2 of 4 Pages

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            USA NETWORKS, INC.



                                            By:/s/       Thomas J. Kuhn
                                               Name:     Thomas J. Kuhn
                                               Title:    Senior Vice President
                                                         and General Counsel


March 10, 1998



























                                Page 3 of 4 Pages

                                  EXHIBIT INDEX


                                                                   SEQUENTIAL
EXHIBIT                  DESCRIPTION                                PAGE NO.

Exhibit 1 -     Stock Exchange Agreement/*/

Exhibit 2 -     Letter Agreement/*/

Exhibit 3 -     Letter, dated October 23, 1997,
                from HSN, Inc. to the Board of
                Directors of Ticketmaster Group,
                Inc./*/

Exhibit 4 -     Press Release of USA Networks, Inc.,
                dated March 10, 1998




















------
 *   Previously filed.






                               Page 4 of 4 Pages